March 26, 2015

Dear Fellow BP Shareowner:

CalPERS Supports Resolution #25 at BP – A Request for Climate Change Reporting

CalPERS is the largest public pension fund in the United States with approximately $301 billion in total assets under management and owner of approximately 56,461,146 shares in BP. CalPERS will be voting FOR resolution #25 at the BP April 16, 2015 annual meeting of shareowners.

BP Management “Supports” Resolution #25

Resolution #25 is a management supported resolution filed by a coalition of asset owners assembled by CCLA Investment Management. The resolution is asking the company to report on the risks and opportunities associated with climate change through routine annual disclosures. The resolution highlights five specific areas:

•	Ongoing operational emissions management
•	Asset portfolio resilience to post-2035 scenarios
•	Low carbon energy R&D and investment strategies
•	Strategic KPI’s and executive incentives
•	Public policy interventions

Vote “FOR” Resolution #25 on Climate Change Reporting

CalPERS believes companies should provide accurate and timely disclosure of environmental risks and opportunities associated with climate change. We welcome BP’s support of resolution #25.

Should you have any questions about the CalPERS vote please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Anne Simpson

Senior Portfolio Manager – Investments

Director of CalPERS Global Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to BP. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.